QUARTZ TO EXHIBIT AT AME ROUNDUP'S CORE SHACK AND SHOWCASE DRILL CORE FROM ITS MAESTRO PROJECT IN BRITISH COLUMBIA

January 20, 2026 – Vancouver, British Columbia - Quartz Mountain Resources Ltd. (TSXV: QZM, OTCQX: QZMRF) ("Quartz" or the "Company") is pleased to announce that it will be participating in AME Roundup 2026 (www.roundup.amebc.ca) hosted by the Association for Mineral Exploration, taking place January 26 to 29, 2026 at the Vancouver Convention Centre East in Vancouver, British Columbia ("BC").

Quartz Mountain will be exhibiting at the Core Shack, located in the Exhibit Hall, during the following dates and times:

Quartz Mountain Core Shack
Location: Vancouver Convention Centre East, Booth #919
Wednesday, January 28, 2026: 9:00 AM – 4:00 PM
Thursday, January 29, 2026: 9:00 AM – 2:00 PM

Bob Dickinson, Quartz's Chairman commented, *"AME Roundup is an important annual event for the mineral exploration community, and we look forward to engaging directly with industry peers, investors, and technical professionals. We will be highlighting the recent Prodigy precious metal discovery at Maestro where we have intersected three classic but integrated mineral deposit types: extensive epithermal gold and silver mineralization, a new porphyry gold discovery, and porphyry copper-molybdenum mineralization. With Quartz's clear strategic focus and an advancing project pipeline, AME Roundup provides an excellent opportunity to share our story, discuss our projects, and strengthen relationships within the mining and investment community."*

The Quartz management team will be showcasing core samples which highlight the full vertical extent of the Prodigy mineral system, ranging from near surface levels hosting significant intervals of brecciated, gold-silver rich epithermal mineralization, to a newly discovered gold-rich porphyry system hosted within a well-mineralized quartz monzonite stock. This exciting gold porphyry discovery was intersected in the final hole of Phase 3 drilling (PR25-13) and underscores the important potential of the Maestro Project.

The Company's phased drill programs at Maestro are currently focused on delineation drilling of the Prodigy Au-Ag-Mo-Cu discovery. Quartz's sequential drill programs (Phases 1 through 3) at Prodigy now total 8,346 meters across 13 holes. This drilling has intersected three distinct types of mineralization which are closely integrated. They are Porphyry Au, Porphyry Cu-Mo or Mo-Cu and Epithermal Au-Ag-Mo-Cu. Quartz plans to mobilize Phase 4 drilling in early February, 2026 to continue delineation of Prodigy and target extensions.

The Maestro Project is one of two key projects being developed by Quartz in BC. The Maestro delineation drill programs follow initial scout drilling at the Company's Jake Project located north of Smithers. Drilling at Jake succeeded in making a new porphyry copper-gold discovery and acquisition of an entire new BC porphyry copper-gold district surrounding the Jake Property (see Quartz news release dated January 14, 2025).

About Quartz

Headquartered in Vancouver, Canada, Quartz Mountain Resources (TSXV:QZM, OTCQX: QZMRF) is a well- funded public company whose successful mine-finding management team is focused on discovering and transacting important-scale gold, silver and copper projects in BC. The Company owns 100% of the Maestro gold-silver project and 100% of the Jake porphyry copper-gold-silver project. Both projects are permitted by the BC government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar all of which are porphyry-copper±gold deposits that are currently producing or formerly producing mines. Recently, Amarc Resources, an HDI associate with funding from Freeport, announced the exciting discovery of the high grade AuRORA gold-copper-porphyry deposit also in British Columbia. Other well known projects with HDI involvement include Sisson, Duke and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

About The Maestro Project

The Maestro Project, located in central BC, lies adjacent to Highway 16, 15 km north of Houston and 45 km south of Smithers, providing year-round road access to the Project and nearby infrastructure including, rail, hydroelectricity, and natural gas. This logistical advantage, near resource supporting centres, positions the Maestro Project favourably for potential development. Covering 2,422 hectares, it has a rich exploration history dating back to 1914, primarily focusing on the Lone Pine Mo-Cu porphyry deposit and not the precious metals potential of the surrounding area.

Since acquiring the property, Quartz has conducted comprehensive geochemical and geophysical surveys, including soil/silt sampling, induced polarization geophysics, airborne magnetic surveys, hyperspectral studies, detailed relogging of historical drill core and assaying for gold only, 976 pulp samples derived from historical assaying of numerous core holes located across the Maestro Property. Quartz's first ever drill test on its Maestro Property, a Phase 1, two-hole drill program at the Prodigy Zone, discovered exciting high-grade Au-Ag lodes and Ag-Au veins which are both hosted within an extensive epithermal Au-Ag system. The Au lodes and Ag veins along with the more disseminated precious metals intersected by the drill holes are all hosted within a large and earlier deposited, Mo-Cu porphyry system. Quartz's second core hole, PR23-02 intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and also 36 m of 5.73 g/t Au and 87 g/t Ag. These results indicate high potential for both bulk tonnage and underground high-grade gold and silver mineralization. Phase 2 and Phase 3 delineation-type drilling of the new Prodigy discovery at Maestro was completed in August 2025. This staged drilling is outlining a unique gold-rich porphyry system that is closely integrated with Epithermal Au-Ag and Porphyry Cu-Mo mineral systems. It is expected that drilling at Maestro will be consistently advanced

with multiple drill program stages going forward. Mineralization remains open, promising significant further potential and multiple other deposit targets exist to be considered.

About Jake

The 100% owned Jake Property is located 160 km north of Smithers in north central BC. It is accessible by helicopter and close to the Minaret airstrip and historical logging roads which lead to mining support towns of Smithers, Fort St. James and Hazelton.

Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide. The combination of extensive historical and recent exploration work has outlined a very expansive altered area at Jake hosting epithermal and porphyry-style sulphide disseminations and veinlets containing Cu-Au-Ag-Zn-Mo and Re. A series of modern surface exploration programs were first completed by Quartz to build on very compelling historical data on the Property developed by legendary porphyry copper explorers, including Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp. Taken together this comprehensive technical database defined a significant-scale porphyry Cu-Au deposit target which Quartz tested with 3,418 meters of drilling in seven holes during 2024. This drill program successfully discovered a new porphyry Cu-Au-Ag system, wide open to expansion. Upon discovery, Quartz acquired a 100% interest in mineral tenures over an entire new BC porphyry Cu-Au district surrounding the Jake Property. The next milestone towards a transaction will be delineation drilling of the new Jake discovery, currently being planned to commence after substantially advancing delineation drilling at Maestro.

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a "Qualified Person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, who is not independent of Quartz Mountain Resources Ltd., has reviewed and approved the scientific and technical information contained in this news release

On behalf of the Board of Directors
Robert Dickinson
Chairman

For further information, please contact:

Bob Dickinson
Email: robertdickinson@hdimining.com Ph: +1 604-684-6365
or:
Roger Blair
Email: rblair@acuityadvisorycorp.com Ph: +1 604-351-0025
or
Jeff Wilson
E Mail: jwilson@acuityadvisorycorp.com Ph: +1 604-837-5440

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company's projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission.